UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 30, 2023

Item 1

RELEVANT INFORMATION

Bogotá, November 30, 2023. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs that, Fitch Ratings reaffirmed, with a stable outlook, the international issuer rating granted to the Company.

Likewise, Fitch Ratings reaffirmed, with a stable outlook, the rating granted to Grupo Aval Limited, subsidiary of Grupo Aval.

The reaffirmed ratings are described below:

GRUPO AVAL ACCIONES Y VALORES S.A.
DEBT	RATING
LT IDR	BB+
ST IDR	B
LC LT IDR	BB+
LC ST IDR	B

GRUPO AVAL LIMITED
DEBT	RATING
Senior Unsecured LT	BB+

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel